SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

                                     SEC File Number 814-29
                                   CUSIP Number 004907 10 1

(Check One) / / Form 10-K  / / Form 20-F  / / Form 11-K
           /X/  Form 10-Q / / Form N-SAR

    For Period Ended:   September 30, 1995

PART I - REGISTRANT INFORMATION

ACORN VENTURE CAPITAL CORPORATION
(Full Name of Registrant)

      N/A
(Former Name if Applicable)

522 Park Street
(Address of Principal Executive Offices)

Jacksonville, Florida  32204
(City, State and Zip Code)

PART II - RULES    12b-25(b) AND (c)

If the subject report could not be filed without unreason-able effort or expense and the registrant seeks relief pur-suant to Rule 12b-25(b), the following should be completed.
Check box if appropriate)

/ /  (a)  The reasons described in reasonable detail in Part
          III of this form could not be eliminated without unreasonable effort or expense;

/x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly re port of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit re quired by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the time prescribed time period.

     All of the information to be included therein is not yet available.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in re-gard to this notification

   Stephen A. Ollendorff       (212)       481-9500
     (Name)                (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Sec-tion 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the reg-istrant was required to file such report(s) been filed. If answer is no, identify report(s).
                                   Yes   x      No
                                      -------      -------

(3) Is it anticipated that any significant change in re-sults of operations from the corresponding period for the last fiscal year will be reflected in the earnings state-ments to be included in the subject report or portion there-of?

                                   Yes         No     x
                                      -------      -------

     ACORN VENTURE CAPITAL CORPORATION has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 1995       By      Stephen A. Ollendorff
                                ----------------------------
                                      Stephen A. Ollendorff
                                          President